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                                                                  Exhibit (a)(8)

FOR IMMEDIATE RELEASE

                                                     Contacts:
                                                     Ruth Pachman or Roy Winnick
                                                     Kekst and Company
                                                     (212) 521-4891 or 4842

           PINAULT-PRINTEMPS-REDOUTE S.A. COMMENCES TENDER OFFER FOR
                                 BRYLANE SHARES

Paris, France, March 16, 1999 -- Pinault-Printemps-Redoute S.A. ("PPR") (PRTP:PA), a Paris based specialty retailer, announced today that its wholly owned subsidiary Buttons Acquisition Corporation had commenced a tender offer to purchase all of the outstanding shares of Brylane Inc. (NYSE:BYL) not beneficially owned by PPR at a price of $24.50 per share in cash, pursuant to the merger agreement entered into by PPR and Brylane last week. The tender offer and the merger agreement were approved by the Brylane Board of Directors and by a special committee of three independent directors of Brylane.

The tender offer is scheduled to expire at midnight, New York City time, on Monday, April 12, 1999. The tender offer is subject to a number of conditions which are detailed in the Offer to Purchase which is being distributed to the Brylane stockholders beginning today. If the tender offer is consummated, subject to the terms and conditions set forth in the merger agreement, shares not acquired in the offer will be acquired in a second-step merger at the same price paid in the tender offer.

The Dealer-Manager for the tender offer is J.P. Morgan Securities Inc. and the Information Agent is MacKenzie Partners. The tender offer documents are available from either the Dealer Manager or the Information Agent.

Brylane is the nation's leading specialty catalog retailer of value-priced apparel, with a focused portfolio of catalogs that includes Lane Bryant, Roaman's, Jessica London and King Size, serving the special size apparel market, and Chadwick's of Boston, Lerner, Bridgewater and Brett serving the regular size apparel market. In addition, Brylane's home catalog, introduced in September 1998, offers value-priced home products. Brylane also markets certain of its catalogs under the "Sears" name to customers of Sears, Roebuck and Co. under an exclusive licensing arrangement with Sears Shop at Home Services, Inc. Brylane is headquartered in New York and has facilities in Indiana, Massachusetts and Texas.

Headquartered in Paris, PPR operates several different specialized retail chains that sell a wide range of consumer goods. PPR's principal chains include Printemps (general merchandise), Conforama (furniture, household electronic goods and appliances), and Fnac (records, books, computers and consumer electronics). Through RedCats, PPR is the world's third largest mail order company. PPR engages in worldwide distribution of electrical components and industrial supplies through Rexel and in financial services mainly in connection with group businesses.

This press release is not an offer or the solicitation of an offer to buy any securities of Brylane, and no such offer or solicitation will be made except in compliance with applicable securities laws.


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